CanAlaska Uranium Ltd.

Condensed Interim Consolidated Financial Statements

First Quarter - July 31, 2011

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the condensed interim financial statements required to be filed, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Financial Position

As at July 31, 2011, April 30, 2011 and May 1, 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	Notes	July 31 2011 $000’s	April 30 2011 $000’s	May 1 2010 $000’s
Assets			(note 14)	(note 14)
Current assets
Cash and cash equivalents	5	7,381	9,642	7,886
Trade and other receivables		182	422	1,148
Available-for-sale securities	6	435	559	261
Total current assets		7,998	10,623	9,295
Non-current assets
Reclamation bonds		343	343	391
Property and equipment	7	585	616	743
Mineral property interests	8	1,797	1,797	1,703
Total assets		10,723	13,379	12,132

Liabilities
Current liabilities
Trade and other payables		997	2,461	1,626

Equity
Common shares	9	72,583	72,108	67,655
Contributed surplus reserve	9	10,207	10,170	10,134
Investment revaluation reserve		143	267	10
Deficit		(73,207)	(71,627)	(67,293)
		9,726	10,918	10,506
		10,723	13,379	12,132

Approved by the Audit Committee of the Board of Directors

        “Peter Dasler”

         “Jean Luc Roy”

_________________________

______________________

  Director                                                                                                            Director

CanAlaska Uranium Ltd.

Consolidated Statements of Loss, Comprehensive Loss, and Deficit

As at July 31, 2011, April 30, 2011 and May 1, 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

		Three months ended July 31 2011	Three months ended July 31 2010
	Notes	($000's)	($000's)
			(note 14)
EXPLORATION COSTS
Mineral property expenditures		1,223	1,708
Equipment rental income		-	(60)
		1,223	1,648
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees		287	272
Depreciation and amortization	7	34	44
Foreign exchange (gain) loss		(12)	(2)
Insurance, licenses and filing fees		22	18
Interest income		(50)	(38)
Other corporate costs		31	35
Investor relations and presentations		25	13
Rent		35	36
Share-based payments	10	31	21
Travel and accommodation		5	7
Management fees		(51)	(126)
		357	280

Loss for the period		(1,580)	(1,928)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities		124	(50)
Total comprehensive loss for the period		(1,704)	(1,878)

Basic and diluted loss per share ($ per share)		(0.08)	(0.11)

Basic and diluted weighted average common shares outstanding (000's)		20,130	17,187

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended July 31, 2011 and 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

					Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Shareholders’ Equity $000’s

		Common Shares		Contributed Surplus Reserve $000’s
	Notes	Shares 000’s	Amount $000’s
Balance-May 1, 2010		17,187	67,655	10,134	10	(67,293)	10,506
Issued to acquire mineral property interest		5	6	-	-	-	6
Share-based payment		-	-	41	-	-	41
Unrealized loss on available-for-sale securities		-	-	-	50	-	50
CKULP dilution gain		-	-	-	-	1,437	1,437
Loss for the period		-	-	-	-	(1,928)	(1,928)
Balance-July 31, 2010		17,192	67,661	10,175	60	(67,784)	10,112

Balance-May 1, 2011		19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash		418	472	-	-	-	472
Issued to acquire mineral property interest		5	3	-	-	-	3
Share-based payment		-	-	37	-	-	37
Unrealized loss on available-for-sale securities		-	-	-	(124)	-	(124)
Loss for the period		-	-	-	-	(1,580)	(1,580)
Balance-July 31, 2011		20,253	72,583	10,207	143	(73,207)	9,726

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended July 31, 2011 and 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

		Three months ended July 31 2011	Three months ended July 31 2010
	Notes	$000’s	$000’s
Cash flows from operating activities
Net loss for the period		(1,580)	(1,928)
Items not affecting cash
Depreciation and amortization	7	34	44
Other		-	(3)
Share-based payment	10	31	21
		(1,515)	(1,866)
Change in non-cash operating working capital
Decrease (increase) in trade and other receivables		241	987
(Decrease) increase in trade and other payables		(1,453)	(546)
		(2,727)	(1,425)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)		469	-
Funding from Korean Consortium		-	1,300
		469	1,300
Cash flows from investing activities
Mineral property interests		-	73
Acquisition of property and equipment		(3)	(21)
Option payments received		-	12
Reclamation bond		-	27
95		(3)	91

Decrease in cash and cash equivalents		(2,261)	(34)

Cash and cash equivalents - beginning of period	5	9,642	7,886

Cash and cash equivalents - end of period	5	7,381	7,852

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

1      Nature of Operation and Basis of Presentation

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange (“CVV”) and ceased trading on the TSX Venture Exchange. The Company’s shares are also quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”). The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

Basis of Presentation

These consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

•

CanAlaska Resources Ltd. U.S.A., a Nevada company

•

CanAlaska West McArthur Uranium Ltd., a B.C. company

•

Golden Fern Resources Limited, a New Zealand company

•

Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership and CanAlaska Korean Uranium Limited. The Company also proportionately consolidates its interest in the Rise and Shine joint venture.

2     Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  These condensed consolidated interim financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial posistion classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

2        Going Concern (continued)

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent future values.

At July 31, 2011, the Company had cash and cash equivalents of $7.4 million (April 30, 2011: $9.6 million) (note 5) and working capital of $7.0 million (April 30, 2011: $8.2 million). Management believes that the cash on hand at July 31, 2011 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

3        Summary of Significant Accounting Policies

a)

Statement of Compliance

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) would replace Canadian generally accepted accounting principles (“Canadian GAAP”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. These are the Company’s first interim IFRS consolidated financial statements. In these interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). These IFRS interim consolidated financial statements cover part of the period to be covered by the Company’s first annual consolidated financial statements and are prepared in accordance with IFRS for the year ending April 30, 2012. Previously, the Company prepared its interim consolidated financial statements in accordance with Canadian GAAP. Subject to certain transition elections disclosed below, the Company has consistently applied the same accounting policies in the opening IFRS statement of financial position as at May 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 14 discloses the impact of the transition to IFRS on the Company’s reported consolidated statements of financial position, statement of comprehensive loss and statement of cash flows, including the nature and effect of significant changes in accounting policies from those used in the financial statements for the year ended April 30, 2011.

The policies applied in these condensed interim consolidated financial statements are presented in note 3 and are based on IFRS issued and outstanding as of October 14, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the annual financial statements for the year ending April 30, 2012 could result in restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3      Summary of Significant Accounting Policies (continued)

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended April 30, 2011. Note 14 discloses IFRS information for the year ended April 30, 2011 that is material to the understanding of these interim consolidated financial statements.

Because these are the Company’s first financial statements prepared using IFRS, they include certain disclosures that were not included in those most recent Canadian GAAP annual financial statements, which are required to be included in annual financial statements prepared in accordance with IFRS.

b)

Basis of preparation

These consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for financial instruments and equity based payments that are measured on the fair value basis.

c)

Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company.  The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the amount previously recognized in contributed surplus reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in contributed surplus reserve.

d)

Deferred taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3      Summary of Significant Accounting Policies (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•

the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income

•

goodwill

•

investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

e)

Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

f)

Property and equipment

Property and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

The Company provides for amortization of its property and equipment at the following annual rate:

Automotive	30% declining balance basis
Leasehold improvements	30% declining balance basis
Mining equipment	30% declining balance basis
Office equipment	20% declining balance basis

g)

Exploration and evaluation expenditures

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of the exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of expensing all costs relating to exploration for and development of mineral claims and crediting all proceeds received for farm-out arrangements or recovery of costs against the mineral expenditures.

h)

Impairment of non-financial assets

At each financial position reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

i)

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

j)

Financial assets and liabilities

Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

These are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Available-for-sale securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income in the investments revaluation reserve with the exception of other than temporary impairment losses which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of comprehensive loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the financial position reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss, and other changes are recognized in other comprehensive income. Trade and other receivables, trade and other payables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. Other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Available-for-sale securities	Available-for-sale
Accounts receivables and prepaid expenses	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

For all other financial assets objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of comprehensive loss. With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

k)

 Investment revaluation reserve

Investment revaluation reserve includes unrealized gains and losses on available-for-sale securities, none of which are included in the calculation of net earning or losses until realized.

l)

Cash and cash equivalents

Cash and cash equivalents consist of cash deposits in banks, bankers’ acceptances and certificates of deposits (note 5).  The Company does not hold any asset backed commercial paper.

m)

Decommissioning liabilities

Obligations associated with the retirement of tangible long lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized in the accounts of the related long lived assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised.

There are no decommissioning liabilities obligations as at July 31, 2011.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

n)

Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

o)

Provisions

A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

p)

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

q)

Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Stock options, shares to be issued, and warrants outstanding are not included in the computation of diluted (loss) earnings per share if their inclusion would be anti-dilutive.

r)

Segment reporting

A segment is a component of the Company that is distinguishable by economic activity (business segment), or by its geographical location (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Company operates in one segment, the exploration of mineral property interests.

s)

Accounting standards issued in the period but not yet effective

IFRS 9, Financial Instruments: Classification and Measurement, issued in December 2009, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the period beginning January 1, 2015 and has not yet considered the potential impact of the adoption of IFRS 9.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

t)

New accounting standards impacting annual periods beginning on or after January 1, 2012

IFRS 7 Financial Instruments: Disclosures (Amendment), the amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.

IAS 12 Income Taxes (Amendment), IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012.

IAS 1 Presentation of Financial Statements (Amendment), the amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9).  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax). The amendment is effective for annual periods beginning on or after July 1, 2012.

u)

New accounting standards impacting on or after January 1, 2013

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  IFRS 10 may be adopted to an earlier accounting period, but in doing so, an entity must disclose the fact that it has early adopted the standard and apply IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011), IAS 28 Investments in Associates and Joint Ventures )as amended in 2011).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3       Summary of Significant Accounting Policies (continued)

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities – Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The Company does not anticipate that the application of these standards, amendments and interpretations described above will have a material impact on the results and financial position of the Company.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4     Significant Accounting Judgments and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement  of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Critical judgments

The Company has determined that it will apply the proportionate consolidation method of accounting for its joint ventures (CanAlaska Korean Uranium Limited Partnership and CanAlaska Korean Uranium Limited)  The company also proportionately consolidated the Rise and Shine joint venture.

The Company decided not to recognized deferred tax assets consisting of Canadian exploration expenses, capital losses and unused tax losses and considered it not to be probable that taxable income will be available in the near future to offset these deferred tax assets.

b)

Estimates

•

the recoverability of accounts receivable and prepaid expenses which are included in the consolidated statements of financial posistion;

•

the useful lives of property and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of comprehensive loss;

•

the provision for income taxes which is included in the consolidation statement of comprehensive loss and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

5    Cash and Cash Equivalents

	July 31, 2011 $000’s	April 30, 2011 $000’s	May 1, 2010 $000’s
CKU Partnership funds	1,722	1,774	1,223
Option-in advances	435	911	276
Cash in bank and other short term deposits	5,224	6,957	6,387
Total	7,381	9,642	7,886

The Company proportionately consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property. Option-in advances are advance cash funding by joint venture partners on various exploration properties.

6      Available-for-Sale Securities

	July 31, 2011		April 30, 2011		May 1, 2010
	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	53	254	53	292	53	110
Westcan Uranium Corp.	116	55	116	83	15	5
Mega Uranium Ltd.	48	17	48	25	48	28
Other available-for-sale securities	75	109	75	159	135	118
Total	292	435	292	559	251	261

The Company reviewed the carrying values of its available-for-sale securities, and where the decreases on market value were significant and provided evidence that the decline on the market values were other-than-temporary losses in value. The Company recorded total write-downs on available-for-sale securities of $nil for the three months ended July 31, 2011 (July 31, 2010: $nil).

An unrealized loss on available-for-sale securities of $124,000 (July 31, 2010: gain of $50,000) was recorded in other comprehensive income for the three months ended July 31, 2011.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7    Property and Equipment

	July 31, 2011			April 30, 2011			May 1, 2010
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Automotive	112	(86)	26	112	(84)	28	111	(72)	39
Leasehold improvements	270	(90)	180	270	(84)	186	270	(62)	208
Mining equipment	1,006	(769)	237	1,006	(749)	257	987	(661)	326
Office equipment	498	(356)	142	494	(349)	145	476	(306)	170
Total	1,886	(1,301)	585	1,882	(1,266)	616	1,844	(1,101)	743

During the three month period ended July 31, 2011, the Company had additions of $3,150 (July 31, 2010: $20,574) and disposals of $nil (July 31, 2010: $nil).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8       Mineral Property Interests

The Company holds approximately 957,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 20 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska, Newfoundland and British Columbia.

Details of acquisition costs for the twelve and three months ended April 30, 2011 and July 31, 2011 respectively are as follows:

Project ($000’s)	May 1, 2010	Additions	April 30 2011	Additions	July 31 2011
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Poplar	166	-	166	-	166
Fond du Lac (c)	120	-	120	-	120
Black Lake	147	-	147	-	147
Grease River (d)	118	15	133	-	133
Cree West (e)	40	8	48	-	48
Key Lake (f)	24	-	24	-	24
NW Manitoba	16	-	16	-	16
Helmer	107	-	107	-	107
Lake Athabasca	112	6	118	-	118
Alberta	11	-	11	-	11
Hodgson (g)	44	65	109	-	109
Arnold	35	-	35	-	35
Collins Bay	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell (h)	173	-	173	-	173
Other	53	-	53	-	53
Rise and Shine, NZ	301	-	301	-	301
Reefton and Other NZ Projects	24	-	24	-	24
Other Projects, Various	73	-	73	-	73
Total	1,703	94	1,797	-	1,797

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8     Mineral Property Interests (continued)

Details of life to date (“LTD”) exploration and evaluation expenditures:

	Life to Date - April 30, 2011				Life to Date - July 31, 2011
Project ($000’s)	Acquisition Costs	Exploration Expenditures	Reimbursement	Net LTD	Acquisition Costs	Exploration Expenditures	Reimbursement	Net LTD
Cree East (a)	-	16,010	-	16,010	-	16,121	-	16,121
West McArthur (b)	65	15,722	(12,214)	3,573	65	16,491	(12,617)	3,939
Poplar	166	3,626	(3,210)	582	166	3,631	(3,210)	587
Fond du Lac (c)	120	4,274	-	4,394	120	4,353	-	4,473
Black Lake	147	1,503	-	1,650	147	1,566	-	1,713
Grease River (d)	133	3,444	(2,800)	777	133	3,492	(2,850)	775
Cree West (e)	48	1,112	(1,137)	23	48	1,112	(1,137)	23
Key Lake (f)	24	1,027	(1,047)	4	24	1,027	(1,047)	4
NW Manitoba	16	6,708	-	6,724	16	6,714	-	6,730
Helmer	107	5,030	-	5,137	107	5,031	-	5,138
Lake Athabasca	118	5,966	-	6,084	118	5,966	-	6,084
Alberta	11	2,329	-	2,340	11	2,329	-	2,340
Hodgson (g)	109	1,230	-	1,339	109	1,444	-	1,553
Arnold	35	1,340	-	1,375	35	1,341	-	1,376
Collins Bay	-	1,288	-	1,288	-	1,293	-	1,293
McTavish	74	671	(108)	637	74	683	(108)	649
Carswell (h)	173	435	-	608	173	679	-	852
Other	53	2,854	(1,919)	988	53	2,855	(1,919)	989
Rise and Shine, NZ	301	416	(407)	310	301	416	(407)	310
Reefton and Other NZ Projects	24	669	(481)	212	24	739	(481)	282
Other Projects, Various	73	357	(343)	87	73	374	(343)	104
Total	1,797	76,011	(23,666)	54,142	1,797	77,657	(24,119)	55,335

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8     Mineral Property Interests (continued)

	Total
Summary of option payments remaining due in the years ending April 30	Cash $000’s	Spend[1] $000’s	Shares
2012	-	1,000	-
2013	-	3,000	-
2014	-	3,600	-
Thereafter	-	8,000	120,000

1 Represents cumulative spend required not the spend per fiscal year.

	Total
Summary of option payments receivable in the years ending April 30[1]	Cash $000’s	Spend[2] $000’s	Shares
2012	-	4,250	-
Thereafter	-	4,250	-

1 Excludes expenditures and payments on West McArthur (note 8 (b)) and Cree East (note 8(a))

2 Represents cumulative spend required not the spend per fiscal year.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8       Mineral Property Interests (continued)

a)      Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium will invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of July 31, 2011, the Korean Consortium has contributed $19.0 million (April 30, 2011: $19.0 million) and holds a 50% interest (April 30, 2011: 50%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000  hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

c)

Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 50% interest in the Fond Du Lac property (comprising approximately 17,000 hectares in the Athabasca) for total payments of $130,000 (paid), the issuance of 40,000 shares (issued) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of July 31, 2011, the Company had fully met the work commitment and incurred $4.5 million in exploration expenditures on the property.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 9(c)).

d)      Grease River, Saskatchewan - Westcan Uranium

Grease River is comprised of approximately 38,000 hectares of mineral claims located in the Athabasca. In August 2010, the Company executed an option agreement with Westcan Uranium Corp. (“Westcan”) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4.5 million by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8        Mineral Property Interests (continued)

In November 2010, the Company received 804,808 common shares of Westcan to fulfill the share commitment related to the option agreement.

e)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 20,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan. Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed).

In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company in November 2010.

Westcan may acquire an additional 10% interest by spending an additional $4.0 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1.0 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

f)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9 million completed at July 31, 2011).

In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 in consideration of 125,000 common shares of Westcan, which were received in November 2010.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $0.5 million per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

g)

Hodgson, Saskatchewan

Hodgson comprises approximately 25,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8        Mineral Property Interests (continued)

In July 2011, results of the ZTEM survey were released.  The ZTEM survey identified five areas with significant basement conductors. These conductors identify targets trending northeast, north and northwest in areas where the Company had previously identified AMT geophysical responses, and significant surface geochemical anomalies. The survey has identified 35km of conductive trends on the project, which is located in the east-central part of the Athabasca Basin, 27 kilometres northwest of the McArthur River mine and 21 kilometres west of the Cigar Lake deposit. Exploration to-date includes lake sediment geochemistry and ground geophysics, and the new ZTEM survey. The reconnaissance ground AMT surveys had confirmed a series of basement conductors and indicated the presence of conductive zones in the sandstones, structures thought to be related to uranium mineralizing events. The current ZTEM survey mapped these basement conductor patterns in more detail and has given significant information as to the shape and size of these targets.

h)      Carswell, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan. In December 2009, the Company issued 125,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

9        Share Capital

The Company has an unlimited amount of authorized common shares without par value.

Share Issuances

a)

On September 23, 2010, shareholders approved a share consolidation of ten to one.  The shares of the Company began trading on a consolidated basis on November 8, 2010. All references to common shares, stock options, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

b)

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.

In December 2010, the Company issued 1,721,708 ordinary units for gross proceeds of $2,754,733. Each unit consists of one common share and one-half of a share purchase warrant. Each warrant entitles the holder to purchase on additional common share for a period of twenty four months from the closing date, at a price of $1.90 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $205,499 using the Black Scholes model. A finder’s fee of $119,055 in cash and 31,250 common shares and 136,192 warrants were issued in connection with the financing.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9      Share Capital

In December 2010, the Company issued 446,167 flow-through units for gross proceeds of $713,867. Each unit consists of one flow-through common share and one-half of one share purchase warrant. No part of the offering was allocated to premium as there was no premium associated with this offering. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date at a price of $1.90 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $53,254 using the Black Scholes model. A finder’s fee of $29,280 in cash and 18,300 warrants were issued in connection with the financing.

c)

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project (note 8).

In September 2010, the Company issued 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 8(c). In July 2010, the Company issued 5,000 common shares under the option agreement for the Black Lake project (note 8).

10     Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 3,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	1,790	1.03
Granted	115	1.00
Forfeited	(15)	1.00
Outstanding – July 31, 2011	1,890	1.03

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,094	3.20
Granted	406	1.05
Exercised	(419)	1.00
Expired	(172)	4.46
Forfeited	(119)	2.02
Outstanding – April 30, 2011	1,790	1.03

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10    Share Stock Options and Warrants (continued)

As at July 31, 2011, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	191	191	$1.00	2012
	661	649	$1.00 - $1.50	2013
	778	778	$1.00 - $1.56	2014
	260	253	$1.00	2015
Total	1,890	1,871

For the three months ended July 31, 2011, total share-based compensation expense was $0.03 million (July 31, 2010: $0.07 million) of which $0.01 million was allocated to specific projects and expensed to mineral property expenditures on the income statement (July 31, 2010: $0.02 million).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	3,439	2.44
Expired	(798)	2.80
Outstanding – July 31, 2011	2,641	2.33

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,847	3.20
Granted	1,238	1.90
Expired	(646)	4.78
Outstanding – April 30, 2011	3,439	2.44

At July 31, 2011, the following warrants were outstanding and exercisable:

Number of warrants outstanding 000’s		Exercise price $	Expiry date Fiscal year end
	1,403	2.71	2012
	1,238	1.90	2013
Total	2,641

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the period ended July 31, 2011:

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10        Share Stock Options and Warrants (continued)

	Warrants	Options
Risk-free interest rate	-	1.60% – 1.74%
Expected life	-	2.45 - 2.46 years
Expected volatility	-	82% - 94%
Expected dividend	-	0%

11        Related Party Transactions

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

The remuneration of directors and key management of the Company for the three months ended July 31, 2011 and 2010 was as follows.

	2011 $	2010 $
Aggregate compensation	181,958	170,307
Share based compensations	27,355	27,704

The directors and key management were awarded the following share options under the employee share option plan during the three months ended July 31, 2011:

Date of grant	Number of options	Exercise price	Expiry
July 25, 2011	100,000	$1.00	July 24, 2014

12     Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2012	189
2013	171
2014	164
2015	164
Thereafter	154
Total	842

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 8).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

13     Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interest.

July 31, 2011 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,399	1	325	2,725
Assets	10,369	1	353	10,723
Loss for the Period	1,548	5	79	1,632

April 30, 2011 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,430	1	325	2,756
Assets	13,036	1	342	13,379
Loss for the Year	9,713	18	65	9,796

14       Transition to IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

IFRS Exemptions and Choices

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at May 1, 2010, the Company’s "Transition Date":

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14     Transition to IFRS (continued)

a)

Share-based payments

The Company has applied the exemption in IFRS 1 to apply IFRS 2 “Share based Payments” only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

b)

Business combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the Transition Date.

c)

 Leases

The Company has elected under IFRS 1 not to reassess whether an arrangement contains a lease under IFRIC 4 for contracts that were assessed under previous Canadian GAAP. Arrangements entered into before the effective date of EIC 150 that have not subsequently been assessed under EIC 150, were assessed under IFRIC 4, and no additional leases were identified.

Mandatory exceptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 the Company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of May 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Other IFRS-1 exemptions and mandatory exceptions have not been discussed above as they are not applicable to the Company.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the additional notes that accompany the tables.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14    Transition to IFRS (continued)

The Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes
		April 30, 2011			July 31, 2010			May 1, 2010
Assets
Current assets
Cash and cash equivalents	b	11,416	(1,774)	9,642	8,971	(1,119)	7,852	8,722	(836)	7,886
Trade and other receivables		422	-	422	162	-	162	1,148	-	1,148
Available-for-sale securities		559	-	559	318	-	318	261	-	261
Total current assets		12,397	(1,774)	10,623	9,451	(1,119)	8,332	10,131	(836)	9,295
Non-current assets
Reclamation bonds		343	-	343	364	-	364	391	-	391
Property and equipment		616	-	616	720	-	720	743	-	743
Mineral property interests	b,d	54,142	(52,345)	1,797	47,952	(46,176)	1,776	46,245	(44,542)	1,703
Total assets		67,498	(54,119)	13,379	58,487	(47,295)	11,192	57,510	(45,378)	12,132
Liabilities
Current liabilities
Trade and other payables		2,461	-	2,461	1,080	-	1,080	1,626	-	1,626

Non- current liabilities
Deferred income tax liability	d	3,596	(3,596)	-	3,338	(3,338)	-	3,399	(3,399)	-
		6,057	(3,596)	2,461	4,418	(3,338)	1,080	5,025	(3,399)	1,626

Equity
Common shares	a	65,182	6,926	72,108	60,884	6,777	67,661	60,878	6,777	67,655
Contributed surplus reserve	c	9,798	372	10,170	9,734	441	10,175	9,665	469	10,134
Investment revaluation reserve		267	-	267	60	-	60	10	-	10
Deficit	a, b, c	(32,806)	(38,821)	(71,627)	(30,929)	(36,855)	(67,784)	(30,668)	(36,625)	(67,293)
		42,441	(31,523)	10,918	39,749	(29,637)	10,112	39,885	(29,379)	10,506
Non-controlling interest	b	19,000	(19,000)	-	14,320	(14,320)	-	12,600	(12,600)	-
		61,441	(50,523)	10,918	54,069	(43,957)	10,112	52,485	(41,979)	10,506
		67,498	(54,119)	13,379	58,487	(47,295)	11,192	57,510	(45,378)	12,132

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14      Transition to IFRS (continued)

Reconciliation of loss and comprehensive loss for the three month period ended July 31, 2010 and the year ended April 30, 2011:

		Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
		For the three months ended			For the year ended
		July 31, 2010			April 30, 2011
EXPLORATION COSTS
Mineral property expenditures	d	74	1,634	1,708	223	7,803	8,026
Equipment rental income		(60)	-	(60)	(303)	-	(303)
Net option payments		-	-	-	(6)	-	(6)
		14	1,634	1,648	(86)	7,803	7,717
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees		272	-	272	1,299	-	1,299
Depreciation and amortization		44	-	44	178	-	178
Gain on disposal of properties and equipment		-	-	-	(11)	-	(11)
Foreign exchange (gain) loss		(2)	-	(2)	4	-	4
Insurance, licenses and filing fees		18	-	18	130	-	130
Interest income		(38)	-	(38)	(90)	-	(90)
Other corporate costs		35	-	35	159	-	159
Investor relations and presentations		13	-	13	163	-	163
Rent		36	-	36	118	-	118
Share-based payment	c	49	(28)	21	719	(96)	623
Travel and accommodation		7	-	7	94	-	94
Impairment loss on disposal of Available-for-sale securities		-	-	-	(28)	-	(28)
Management fees		(126)	-	(126)	(560)	-	(560)
		308	(28)	280	2,175	(96)	2,079

Loss before income taxes		(322)	(1,606)	(1,928)	(2,089)	(7,707)	(9,796)
Deferred income tax recovery (expense)		61	(61)	-	(49)	49	-
Loss for the period		(261)	(1,667)	(1,928)	(2,138)	(7,658)	(9,796)

Other comprehensive loss
Unrealized gain on available-for-sale securities		(50)	-	(50)	(257)	-	(257)
Comprehensive Loss for the period		(211)	(1,667)	(1,878)	(1,881)	(7,658)	(9,539)

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14    Transition to IFRS (continued)

Notes to the reconciliation of equity and net income (loss) and comprehensive income (loss):

a)

Flow through shares and deferred taxes

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has reviewed current practices, including the non authoritative CICA Mining Taskforce “viewpoints”, and adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred. In particular, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statements of loss and comprehensive loss.

Pursuant to the above policy the allocation of the proceeds from flow through share issuance is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The effects of this transitional change are as follows:

(i)

Premium on flow-through shares:

a) decreased share capital and deficit at May 1, 2010 by $792,000, to recognize the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features

b) increased deferred premium (liability) and decreased share capital by $149,000 for the year ended April 30, 2011

(ii)

Renouncement of flow-through tax credits:

a) increased share capital and deficit by $7,569,000 at May 1, 2010

b) decreased share capital and deferred tax provision expense by $149,000 for the year ended April 30, 2011 to recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14    Transition to IFRS (continued)

b)

Variable interest entity

Under GAAP, the Company accounted for its interest in CKULP (“Partnership”) as a variable interest entity (“VIE”) with the Company as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine exploration and development activities without additional financial support from its partners. Consequently, the Company concluded that the primary beneficiary of the Partnership was the Company. Accordingly, the Company consolidated 100% of the Partnership, and previously reported a non‐controlling interest. IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of the Partnership under the contractual provisions of the joint venture agreement (the “JV Agreement”).  The Company does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both the Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors. Decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company. Under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in the Partnership. The Company has elected to apply the proportionate consolidation method to account for its interest in the Partnership.

Under the JV Agreement the contributions by the Consortium to obtain its 50% ownership have occurred over time commencing with the formation of the Partnership in 2007. The change from full consolidation to proportionate consolidation has resulted in periodic dilution gains attributable to increased cash contributions by the Consortium. These gains have been reflected in equity during the year ended April 30, 2011 as they result from transactions at the shareholder level and do not result in a change of joint control. The effects of the deconsolidation and the dilution gains are as follows:

(i)

At May 1, 2010:

a)

cash decreased by $836,000

b)

non-controlling interest decreased by $12,600,000

c)

dilution gain resulting from above credited to deficit in the amount of $11,764,000

(ii)

At July 31, 2010:

a)

cash decreased by $1,119,000

b)

non-controlling interest decreased by $14,320,000

c)

dilution gain resulting from above credited to deficit in the amount of $1,437,000

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14       Transition to IFRS (continued)

(iii)

At April 30, 2011:

a)

cash decreased by $1,774,000

b)

non-controlling interest decreased by $19,000,000

c)

dilution gain resulting from above credited to deficit in the amount of $5,462,000

c)

Share based payments

Under IFRS graded vesting awards are accounted for as though each installment is a separate award. IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis. Straight line basis is permissible under Canadian GAAP. Under IFRS, the estimates of the number of equity-settled awards that vest are adjusted to the actual number that vests, unless forfeitures are due to market-based conditions. There is no choice to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of the forfeitures as they occur as elected by the Company under Canadian GAAP. The impact of transition to IFRS with respect to options granted after November 7, 2002 that vest after the date of transition is as follows: (i) increased deficit and contributed surplus by $469,000 at May 1, 2010, (ii) decreased share-based payments expense and contributed surplus by $28,000 for the 3 months ended July 31, 2010 and (iii) decreased share-based payments expense and contributed surplus by $97,000 for the year ended April 30, 2011.

d)

Deferred mineral exploration costs

The Company records it interests in mineral exploration properties at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are deferred and carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The Company considers exploration and development costs and expenditures to have the characteristics of property, plant and equipment and, as such, the Company capitalized all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. After the determination of economic feasibility and at the commencement of pre-production activities these deferred exploration costs will be transferred to mining properties and amortized through charges against income derived from mining operations. The Company will have a choice between retaining its existing policies with respect to mineral properties and deferred exploration costs or electing to change its policy retrospectively to expense all pre-feasibility costs.

The Company has decided to change its accounting policy to retrospectively expense all pre-feasibility exploration and evaluation costs.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14       Transition to IFRS (continued)

The effects of this transitional change are as follows:

(i)

At May 1, 2010:

a)

decrease deferred exploration assets of $44,542,000

b)

increase deficit of $44,542,000

(ii)

At July 31, 2010:

a)

decrease deferred exploration assets of $46,176,000

b)

increase opening deficit by $44,542,000

c)

increase net loss by $1,634,000

(iii)

At April 30, 2010:

a)

decrease deferred exploration assets of $52,345,000

b)

increase opening deficit by $44,542,000

c)

increase net loss by $7,803,000

Impact of above on deferred taxes

The Company has reversed deferred income tax liability with respect to the taxable temporary differences between the carrying value of the mineral assets as follows:

(i)

At May 1, 2010:

a)

decrease liability and deficit by $3,399,000

(ii)

At July 31, 2010:

a)

decrease liability by $3,338,000

b)

decrease opening deficit by $3,399,000

c)

increase net loss by $61,000

(iii)

At April 30, 2010:

a)

decrease liability by $3,596,000

b)

decrease opening deficit by $3,399,000

c)

decrease net loss by $197,000

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14       Transition to IFRS (continued)

e)

Impact on deficit

The effect of the above adjustments on deficit is as follows:

	Notes	May 1, 2010 $000’s	July 31, 2010 $000’s	April 30, 2011 $000’s

Canadian GAAP:		(30,668)	(30,929)	(32,806)
Share-based payments	c)	(469)	(441)	(372)
Cumulative premium on flow-through shares	a)(i)a)	792	792	792
Deferred income tax – flow-through shares	a)(ii)	(7,569)	(7,569)	(7,718)
Mineral property written off to expense	d)	(44,542)	(46,176)	(52,345)
Deferred income tax – mineral assets	d)	3,399	3,338	3,596
CKULP dilution gain	b)	11,764	13,201	17,226
IFRS:		(67,293)	(67,784)	(71,627)

f)

Impact on cash flow

As described in note 14(b) the deconsolidation of CKULP resulted in a decrease in cash and cash equivalents as follows:

(i)

At May 1, 2010:

cash decreased by $836,000

(ii)

At July 31, 2010:

cash decreased by $1,119,000

(iii)

At April 30, 2011:

cash decreased by $1,774,000

A separate reconciliation has not been presented as the impact is limited to the above.

15

Subsequent Events

In August 2011, the option agreement with Westcan for the Grease River project was terminated. Also, in August 2011, Westcan’s earn-in option for the Cree West and Key Lake projects lapsed.